


THE EPICENTER OF SPORTS CARD CULTURE

Our card shop serves as a hub for collectors, where you can immerse yourself in the vibrant community, engage in trades, find unique cards, and stay up-to-date with the latest trends.

INVEST ⟁

THE PREMIER DESTINATION TO BUY, SELL, TRADE AND INVEST IN SPORTS CARDS.

Cards and Coffee is a sports and novelty card franchise founded by Dan Fleyshman, DJ Skee, and Steve Aoki featuring an upscale modern display room and around-the-clock live breaking.

Based in Hollywood, CA and expanding nationwide!

📈 **MARKET TRENDS**

HIGH GROWTH TRADING

HIGH-GROWTH TRADING CARD MARKETING

The Popularity of Collecting Rare Trading Cards is Fueling a Lucrative Market Opportunity –Attracting both the "Collector Culture", and High-Net-Worth Individuals ("HNWIs")

MARKET RESURGENCE

Sports trading cards are enjoying something of a renaissance, commanding greater value than ever before and giving rise to a level of excitement not seen since the last golden age in the 1990s.

RISING SOPHISTICATION

There is a growing recognition of card collectibles as a viable alternative investment asset class by sophisticated investors. In addition, there has been increasing participation and wealth allocation to card collectibles as the total HNWIs continues to grow.

"Most card shops are like Blockbuster Video, we're building Netflix. We have to stay more technologically advanced, client service oriented and extremely efficient."

Dan Fleyshman
Owner and Founder of Cards and Coffee

DEAL TERMS/PERKS

Price Per Share: $5.63
Min Investment (Actual): $197.05

	Min		Max	
	$10,000		$1,235,000	
Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	**6.5%**	**$650**	**6.5%**	**$80,275**
Marketing	10%	$1,000	10%	$123,500
Inventory	35%	$3,500	35%	$432,250
Payroll	25%	$2,500	25%	$308,750
Overhead	23.5%	$2,350	23.5%	$290,225
Total	**100%**	**$10,000**	**100%**	**$1,235,000**



DAN FLEYSHMAN

FOUNDER

Dan Fleyshman is the youngest founder of a publicly traded company in history. At the age of 23, after selling $15M of clothing in six department store chains and surpassing expectations with his $9.5M licensing deal with STARTER apparel, Dan launched the "Who's Your Daddy" energy drink into 55,000 retail stores and military bases. He later went on to launch Victory Poker which became one of the top 5 poker brands internationally.

LOCATIONS

Based in Hollywood, CA and Expanding Nationwide!*


JACKSONVILLE


NEW YORK CITY


CALABASAS


SALT LAKE CITY


LAS VEGAS


MURRIETTA







RIVERSIDE

PARK CITY

HOLLYWOOD

INVESTORS AND PARTNERS



Steve Aoki



Marshawn Lynch



Post Malone

OUR FOUNDERS



DJ SKEE
CO-FOUNDER

"Since we launched, the numbers have been through the roof. Our break business is just through the moon. It's insane. I can't even keep up. There are people hired just to find wax. What's happening over there is just phenomenal."



DAN FLEYSHMAN
CO-FOUNDER

"We have the "cool factor that makes the sneakerheads come here; social media influencers and rappers will jump on live breaks. People feel comfortable sending us their cards for PSA group submissions."



OUR FOUNDER DAN FLEYSHMAN'S PERSONAL NETWORK*

Our Founders' network includes celebrities, athletes, and high-net worth individuals.


Mike Tyson


Mark Wahlberg   Joel Marion


Steve Aoki, Vin Diesel, Dan Bilzerian, Ludacris


David Maisel, Steve Aoki, Adrian Grenier


Arnold Schwarzenegger


Tyga


Kris Jenner, Amanda Cerny, Moj Mahdara, Dia Simms


Magic Johnson


Daymond John


Steve Aoki

* The people pictured are not affiliated with Cards and Coffee and reflect the personal network that Dan Fleyshman has built and intends to leverage as the Co-Founder of Cards and Coffee.

OUR COMMUNITY

The resurgence of the trading card market is attributable to a multitude of intersecting growth drivers, which has produced an increasingly tangible market opportunity –Cards & Coffee has identified, and is positioned to acquire these customers.








CARD COLLECTORS & INVESTORS

Invest in alternative assets like fine art, classic cars, wine & limited-edition sneakers.

SNEAKERHEAD POPULATION

Attracted to limited-edition releases, sold-out exclusives and collectables from past drops with rising consumer demand is driving value.

SPORTS LOVERS & SPORTS BETTING

Sports lovers that grew up in the '80s are now having nostalgia from their kids. The Sports Betting experience is alive in any card pack; chances to win big is akin to the lottery. Also, betting enhances the overall experience.

GENERATION HUSTLE

Millennials & Gen Z are driving the growth in the luxury markets and high-value asset purchases, with 6.3 million high-net-worth individuals ("HNWIs") in North America growing at 10%+ YoY.

MARKET OPPORTUNITY

Market Demand Continues to Drive Investment and Growth!

The Chernin Group Invests $40 Million USD Into Goldin Auctions

Along with funding from Mark Cuban, Kevin Durant, Timbaland, Logan Paul, Dwyane Wade, and Mark Wahlberg.

By **Ambrose Leung** · Feb 18, 2021 in Gaming




EBay Reports Increase Of 4 Million Trading Cards Sold In 2020

Tommy Beer Former Staff

TOPLINE In its "State of Trading Cards" report released Thursday, eBay announced that the trading card category on its platform grew by 142% in 2020 with over 4 million more cards sold compared to the prior year, further proof that 2020 was a historic year for this booming business.



How sports cards became a multi-million dollar alternative investment

Sam Rega
@IN/SAMREGA
@SAMREGA

WATCH LIVE




Why investors spend millions of dollars on a single sports card

Sports card collecting is having a moment not seen since the 1970s and 1980s. This year saw sales of sports cards at public auction reach all-time highs. Over ten cards sold for $500,000 or more. Two basketball cards sold for $1.8 million each, a Lebron James rookie card and a Giannis Antetokounmpo rookie card.

As Seen In



Forbes **⬤CNBC** DEADLINE **IHUFFPOSTI** **Inc.**

FAQ

Celebrity, Athlete & High-Net-Worth Individuals

⌄ Why invest in startups?

- ⌄ How much can I invest?

- ⌄ How do I calculate my net worth?

- ⌄ What are the tax implications of an equity crowdfunding investment?

- ⌄ Who can invest in a Regulation CF Offering?

- ⌄ What do I need to know about early-stage investing? Are these investments risky?

- ⌄ When can I expect a return on my investment?

- ⌄ Can I sell my shares?

- ⌄ What happens if a company does not reach their funding target?

- ⌄ How can I learn more about a company's offering?

- ⌄ What if I change my mind about investing?

- ⌄ How do I keep up with how the company is doing?

- ⌄ What is Issuance Express?

- ⌄ What relationship does the company have with Issuance?

About The Current Raise

- ⌄ What's your share price?

- ⌄ What is the minimum investment amount?

- ⌄ What kind of shares are you issuing?

- ⌄ How much are you raising?

- ⌄ What is the current valuation of the company?

- ⌄ Why should I invest?

- ⌄ How will Cards and Coffee make money?

- ⌄ How do you plan to use the proceeds from this funding round?

- ⌄ What perks do I get for investing?

- ⌄ When will I receive my shares?

- ⌄ What is Cards and Coffee's core business?

- ⌄ Where are you located?

How many employees do you have?

When will Coffee and Cards. expand into additional markets and revenue streams and which ones?

What is the exit plan for the company?

About Cards and Coffee, LLC

What is Cards and Coffee's core business?

Where are you located?

How many employees do you have?

When will Coffee and Cards. expand into additional markets and revenue streams and which ones?

What is the exit plan for the company?

DISCUSSION

Market Demand Continues to Drive Investment and Growth!

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